United States securities and exchange commission logo





                             May 3, 2021

       Levi Jacobson
       President
       Elektros, Inc.
       16950 North Bay Road, Suite 1803
       Sunny Isles Beach, Florida 33160

                                                        Re: Elektros, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed April 6, 2021
                                                            File No. 024-11500

       Dear Mr. Jacobson:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1. Please address the following comments related to your proposed reorganization with
                                                        China Xuefeng
Environmental Engineering, Inc. ("CXEE"):

                                                              Tell us how you
intend to account for the reorganization. For example, clarify if the transaction
represents a reorganization of entities under common control that you will retrospectively
account for in a manner similar to a pooling of interests.

                                                              Provide
historical CXEE financial statements and pro forma financial information reflecting the
reorganization pursuant to Rules 8-04 and 8-05 of Regulation S-X or tell us why such
information is not required. Refer to Part F/S (b)(7)(iii) and
                                                            (b)(7)(iv) of Form
1-A.
 Levi Jacobson
FirstName   LastNameLevi Jacobson
Elektros, Inc.
Comapany
May  3, 2021NameElektros, Inc.
May 3,
Page 2 2021 Page 2
FirstName LastName
2. You have checked the box indicating you meet the criteria for eligibility for the use of
         Form 1-A. Please provide us your analysis of how you determined you meet the criteria specified in Rule 251(b)(1) and (b)(7). Include in your response specific details concerning the timing of the reorganization relative to this offering and the steps involved, including the issuance of shares.
3. Please clarify how immediately prior to the reorganization you will be a wholly owned subsidiary of CXEE given the disclosure on page 3 that you have no shares outstanding.
         Please also disclose any direct or indirect material interests that your affiliates have in the reorganization.
4. We note the disclosure that you are a shell company. Please revise to explain limitations on investors' ability to resell your shares under Rule 144. Add any appropriate risk factors.
5. In light of the number of shares to be outstanding after the reorganization and the disclosed purpose that the reorganization "is to have a built in shareholder base that we can use to grow organically and trade in the OTC MarketPlace," please tell us on what registration statement or exemption from registration you intend to rely to effect the reorganization and related issuance of shares.
Cover Page

6. We note your disclosure that the company will provide final pricing information after the completion of the reorganization. Please revise to clarify whether the reorganization will occur after the qualification of the offering. If so, please explain how the offering will be commenced within two calendar days after the qualification date in accordance with Rule
         251(d)(3)(F).
Management's Discussion and Analysis
Plans and Operations after completion of Reorganization

7. Noting your disclosure on page 2 that you have no in-house capabilities in the design and test engineering of electric vehicles and their components and systems, please add disclosure explaining how you will carry out your stated production plans. For example, explain how you will create an initial prototype with no in-house capabilities. If you have entered into agreements with sources to design or manufacture prototypes, as you state on page 7, please describe the nature of the agreements and provide the material terms.
Part II - Offering Circular Summary
Summary of Reorganization

8. Please revise to describe the current business activities of CXEE. In addition, file any agreements or plans related to the reorganization as exhibits to the offering statement, including the agreement and plan of merger noted on this page under the heading Post-
         Merger. Refer to Item 17(7) of Form 1-A.
 Levi Jacobson
Elektros, Inc.
May 3, 2021
Page 3
9. Please identify the officers and directors of CXEE that will continue as officers and directors of the surviving corporation. File the articles of incorporation and bylaws of
         CXEE as exhibits to the offering statement.
Risk Factors
We depend on our sole director who has no experience in the electric vehicle business...

10. You discuss a Mr. Sondors in this section. Please advise or revise. Security Ownership of Certain Beneficial Owners and Management

11. We note your disclosure on page 3 that upon completion of the reorganization, there will be 366,520,871 shares outstanding. Please revise the table on page 20 in a pre-
         qualification amendment to reflect the beneficial ownership after the reorganization.
Exhibits

12. Your charter says shareholders have cumulative voting rights. Your disclosure on page 16 says there are no cumulative voting rights. Please reconcile.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Eiko Yaoita Pyles at 202-551-3587 or Andrew Blume at 202-551-3254
if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.



FirstName LastNameLevi Jacobson                                Sincerely,
Comapany NameElektros, Inc.
                                                               Division of
Corporation Finance
May 3, 2021 Page 3                                             Office of
Manufacturing
FirstName LastName